Allegheny Spirits Inc.

OFFERING STATEMENT



Issuer Name	Allegheny Spirits Inc.
Co-Issuer Name	Maggies Farm Community SPV, LLC
Doing Business As	Maggie's Farm
Offering Amount	$100,000.00 – $1,235,000.00
Pre-Money Company Valuation	$9,000,000.00
Security Type	Class B Common Shares
Price	$1 per share
Membership Units To be Sold	100,000 – 1,235,000 shares

COMPANY OVERVIEW

Allegheny Spirits Inc. is the whole owner of two subsidiaries, including Allegheny Distilling LLC, a manufacturer, wholesaler, and retailer of distilled spirits under the brand Maggie's Farm with bar and restaurant concepts, and 5372 Enterprise Group LLC, a holding company owning and leasing real estate to Allegheny Distilling LLC at 1387 McLaughlin Run Rd, Pittsburgh, PA, 15241.

Company History

Allegheny Distilling was founded in 2012, beginning operations in 2013, distilling the Maggie's Farm rum brand for wholesale and retail sales in Pittsburgh's Strip District neighborhood. In the following ten years, Maggie's Farm rum became the most- and highest-awarded brand of rum in North America. Distribution of Maggie's Farm has since grown to thirteen states. In late 2023, production of Maggie's Farm was moved to a newly owned and renovated facility with 5X production capability complete with cocktail bar and restaurant. The new 22,000sf distillery includes a nearly 850-gallon custom-designed copper pot still, 9,000 gallons of fermentation capacity, and industrial canning line for the production of new lines of ready-to-drink cocktails and hard seltzers.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Moss Clark	Stock	40%
Timothy Russell	Stock	53%
Minority Ownership	Stock	7%

The above is the only ownership outstanding for the company. The ownership interests of a(n) PA Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Garth Dellinger
Title: Production Manager
Work History: Garth Dellinger has worked with Allegheny Distilling as the Production Manager.
Biography: Garth Dellinger has worked extensively in the brewing community across Pennsylvania, including most recently at Church Brew Works. Mr. Dellinger began working at Allegheny Distilling in 2015 as the first production employee, learning distillation from Master Distiller, Tim Russell. Mr. Dellinger's knowledge in brewing has contributed greatly to the increased fermentation quality of Maggie's Farm Rum.

Moss Clark
Title: N/A
Work History: N/A
Biography: Moss Clark is an original co-founder/investor of Allegheny Distilling. Mr. Clark used his prior experience in general contracting to perform the majority of design and build-out of the original Maggie's Farm distillery in the Strip District. Mr. Clark also acted as the project manager overseeing construction and renovation of the new distillery and restaurant in Upper St. Clair.

Timothy Russell
Title: President
Work History: For the past three years, Timothy Russell has acted as President of Allegheny Distilling LLC and 5372 Enterprise Group LLC. Mr. Russell is also the Master Distiller for Maggie's Farm rums.
Biography: Timothy Russell previously worked as a test technician, contracts officer, and project manager in the aerospace and defense industry. He was also the founding publisher of Craft Pittsburgh Magazine. He's also a graduate of the Siebel Institute of Technology with a certificate in Distilling and Distillery Management. Using his experience in manufacturing, sales, and marketing, he founded Allegheny Distilling, the producer of Maggie's Farm Rum, in 2013. Focusing exclusively on the production of rum, Mr. Russell amassed over 100 awards and commendations as Master Distiller of Maggie's Farm Rum, including a Best-of-Show award and multiple Best-of-Class/Category awards from some of the world's largest and most prestigious spirits competitions.

Joel Takoch
Title: N/A
Work History: N/A
Biography: Joel Takoch is an original co-founder/investor of Allegheny Distilling LLC. Mr. Takoch has a background in information technology and also trucking logistics.

Will Groves
Title: Sales Manager
Work History: Will Groves has worked with Allegheny Distilling as the Sales Manager.
Biography: Will Groves has spent his career working in the hospitality industry as a bartender and beverage director in Pittsburgh, most recently as the Beverage Director at the Butterjoint. Mr. Groves was Allegheny Distilling's first full-time hire, working as the local sales representative in Pittsburgh. Mr. Groves has since used his experience working in the hospitality to grow the brand locally and into new markets. His knowledge of many key accounts, along with his palate and ability to educate, have been invaluable to the growth of Maggie's Farm Rum.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

With over eleven years experience in the manufacturing and distributing of some of the world's most-awarded rums and the recent completion of a state-of-the-art $5M distillery, Maggie's Farm is positioned as one of the leading rums of quality in the United States, if not the world. Allegheny Spirits is looking for investments to put towards sales and marketing to help further grow the brand across the United States.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Working Capital for Sales and Marketing	$1,235,000.00
Total	$1,235,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

No Right to Participate in Management
As the owner of Shares, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy partnership units) only if you are willing to rely completely on the Company's management team.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Share. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Shares
The law prohibits you from selling your Shares (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Shares for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Shares, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Shares.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Shares will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$100,000.00	$1,235,000.00
Less: Intermediary Fee*	- $7,500.00	- $75,600.00
Less: Admin Fee**	- $1,000.00	- $1,000.00
Net Proceeds	$91,500.00	$1,158,400.00

* Applied at a marginal-rate based upon amount raised:
        Up to $50,000 = 8.0%, $50,001 - $100,000 = 7.0%, $100,001+ = 6.0%.
** $1,000 fee to Honeycomb SMB to create a Special Purpose Vehicle (SPV) for purposes of investing in Reg CF offering

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Allegheny Spirits Inc. and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Allegheny Spirits Inc. ("Stock Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are partnership interests. They are governed by a separate document called a security agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your Security will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Shares offered does not have any voting rights.

- The Terms of the Shares being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Shares will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Shares without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Share Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the shares. For example, the Company could issue shares that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

N/A

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding shares. They could also issue other classes of securities with rights superior to those of investors holding shares.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the shares is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

> n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the shares.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the shares.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*

>   4. or (4) any immediate family member of any of the foregoing persons.

None

FINANCIAL CONDITION OF THE ISSUER

The Company needs funds from this offering to commence operations. Without these funds, the Company would need to find other investment to begin operations. At this time, the Company has no plans to raise additional capital. The Company is seeking financing and its financial future cannot be guaranteed.

There is no debt in the newly formed company of Allegheny Spirits, Inc. However, please refer to the reviewed financials statement in Exhibit D for the outstanding debt of the subsidiary companies

FINANCIAL INFORMATION

See Exhibit D for prior year financial statements reviewed by a public accountant.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the SEC;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the Commission;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i) at the time of the filing of this offering statement bars the person from:
      a)   association with an entity regulated by such commission, authority, agency or officer;
      b)   engaging in the business of securities, insurance or banking;
      c)   engaging in savings association or credit union activities; or

   ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

   ii) places limitation on the activities, functions or operations of such person;

   iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
   ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

Allegheny Distilling Inc.

(a Pennsylvania Corporation)

This SHARE PURCHASE AGREEMENT (this "Agreement") is entered into as of 12/30/2024 (the "Effective Date"), by and between:

1. **[Purchaser Name]**, an individual/entity with an address at [Purchaser Address] (the "Purchaser"), and
2. **Allegheny Distilling Inc.** a PA Corporation with its principal office at 1387 McLaughlin Run Rd. Pittsburgh, 15241 (the "Company").

The Purchaser and the Seller are sometimes referred to collectively as the "Parties" and individually as a "Party."

1. RECITALS

WHEREAS, the Seller is the legal and beneficial owner of 1,235,000 Class B Common Shares of the Company (the "Shares");

WHEREAS, the Purchaser desires to purchase, and the Seller desires to sell the Shares on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants, promises, and representations made in this Agreement, the Parties agree as follows:

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2. 1. SALE AND PURCHASE OF SHARES

1.1 **Agreement to Sell**: Subject to the terms and conditions of this Agreement, the Seller agrees to sell, transfer, and assign to the Purchaser, and the Purchaser agrees to purchase from the Seller, the Shares for the Purchase Price (defined below).

1.2 **Purchase Price**: The total consideration for the Shares shall be $1 per share (the "Purchase Price"), payable in cash, by wire transfer, or any other method mutually agreed upon by the Parties at Closing (as defined below).

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3. 2. CLOSING

2.1 **Closing Date**: The closing of the purchase and sale of the Shares (the "Closing") shall take place on offering end date or at such other time as the Parties may mutually agree.

2.2 **Seller Deliverables at Closing**:

- The Seller shall deliver:
    - A duly executed share transfer form in favor of the Purchaser;

- The original share certificates representing the Shares, or evidence of book-entry transfer, if applicable;
- Any other documents reasonably necessary to consummate the transfer of the Shares.

2.3 **Purchaser Deliverables at Closing**:

- The Purchaser shall deliver:
  - The Purchase Price in accordance with Section 1.2.

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4. 3. REPRESENTATIONS AND WARRANTIES

3.1 **Seller's Representations and Warranties**: The Seller hereby represents and warrants to the Purchaser that:

- **Ownership of Shares**: The Seller is the legal and beneficial owner of the Shares and has the right to sell and transfer the Shares to the Purchaser free and clear of all liens, encumbrances, and claims.
- **Authority**: The Seller has full legal power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.
- **No Conflicts**: The execution, delivery, and performance of this Agreement by the Seller does not violate or conflict with any agreement, law, or judgment applicable to the Seller.
- **Valid Issuance**: The Shares have been duly authorized, validly issued, fully paid, and non-assessable.

3.2 **Purchaser's Representations and Warranties**: The Purchaser hereby represents and warrants to the Seller that:

- **Authority**: The Purchaser has full legal power and authority to execute and deliver this Agreement and to perform its obligations hereunder.
- **Investment Purpose**: The Purchaser is acquiring the Shares for its own account for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof in violation of applicable securities laws.
- **Accredited Investor**: If applicable, the Purchaser is an "Accredited Investor" as defined by Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

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5. 4. CONDITIONS PRECEDENT

4.1 **Conditions to Seller's Obligation**: The Seller's obligation to consummate the sale of the Shares is subject to:

- The receipt of the Purchase Price by the Seller;
- The accuracy of the Purchaser's representations and warranties at the time of Closing;
- No governmental or regulatory authority having issued any order, decree, or ruling preventing the transaction.

4.2 **Conditions to Purchaser's Obligation**: The Purchaser's obligation to consummate the purchase of the Shares is subject to:

- The delivery of all required documents by the Seller;

- The accuracy of the Seller's representations and warranties at the time of Closing;
- No governmental or regulatory authority having issued any order, decree, or ruling preventing the transaction.

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6.   5. COVENANTS

5.1 **Further Assurances**: Each Party shall take all actions reasonably necessary, including the execution of additional documents, to effectuate the sale and transfer of the Shares in accordance with this Agreement.

5.2 **Compliance with Law**: The Parties agree to comply with all applicable laws and regulations in connection with the purchase and sale of the Shares, including but not limited to applicable securities laws.

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7.   6. INDEMNIFICATION

6.1 **Indemnification by Seller**: The Seller agrees to indemnify, defend, and hold harmless the Purchaser from and against any and all losses, liabilities, claims, damages, and expenses (including reasonable attorneys' fees) arising out of any breach by the Seller of any representation, warranty, or covenant contained in this Agreement.

6.2 **Indemnification by Purchaser**: The Purchaser agrees to indemnify, defend, and hold harmless the Seller from and against any and all losses, liabilities, claims, damages, and expenses (including reasonable attorneys' fees) arising out of any breach by the Purchaser of any representation, warranty, or covenant contained in this Agreement.

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8.   7. CONFIDENTIALITY

The terms and existence of this Agreement, as well as all information exchanged between the Parties in connection with the transaction, shall be kept confidential and not disclosed to any third party except as required by law or as mutually agreed by the Parties.

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9.   8. MISCELLANEOUS

8.1 **Governing Law**: This Agreement shall be governed by and construed in accordance with the laws of the State of PA], without regard to its conflict of laws principles.

8.2 **Entire Agreement**: This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, oral or written.

8.3 **Amendments**: This Agreement may only be amended or modified by a written instrument executed by both Parties.

8.4 **Severability**: If any provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement shall remain in full force and effect.

8.5 **Counterparts**: This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

8.6 **Notices**: All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when sent by registered mail or an internationally recognized courier service to the respective addresses of the Parties as set forth in this Agreement.

EXHIBIT B – SPV AGREEMENT

Maggies Farm Community SPV, LLC

(THE "SPV")

Subscription Agreement

[INVESTMENT AMOUNT] **[INVESTMENT DATE]**

Maggies Farm Community SPV, LLC (the "SPV"), is a special purpose vehicle that will invest all of its assets in securities issued by Allegheny Distilling, Inc. (the "Company"). By making an investment in the SPV through the digital platform at www.HoneycombCredit.com (the "Platform"), I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined in this Subscription Agreement) is responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

3. The Company's Subscription Agreement, which includes the terms of the Company securities to be purchased by the SPV, attached hereto as Appendix A.

4. The organizational documents for the Company (the "**Company Organizational Documents**") attached hereto as Appendix B.

5. The Operating Agreement for the SPV (the "**SPV Operating Agreement**"), which sets forth certain specific terms of the SPV, attached hereto as Appendix C.

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Honeycomb Investor Agreement; and

8. The Honeycomb Terms of Service.

2.   By making an investment in the SPV through the Platform, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

<p style="text-align: center;">**SUBSCRIPTION AGREEMENT**</p>

I.   **Scope of the Agreement**

1.   This Subscription Agreement ("**Agreement**") applies to each investment in Maggies Farm Community SPV, LLC (the "**SPV**"). The SPV shall invest all of its assets in securities issued by **Allegheny Distilling, Inc.** (the "**Company**") pursuant to the offering (the "**Offering**") that is exempt from registration under the Securities Act of 1933 (the "**Act**") pursuant to section 4(a)(6) thereof (the "**Crowdfunding Exemption**"). The terms of the Company securities to be purchased by the SPV are summarized in the Company's Subscription Agreement attached hereto as Appendix A.

2.   The SPV is formed by or on behalf of the Company as a crowdfunding vehicle within the meaning of and in compliance with 17 C.F.R. § 270.3a-9 and in accordance with the terms of the Operating Agreement for the SPV (the "**SPV Operating Agreement**"). A copy of the SPV Operating Agreement is attached hereto as Appendix C.

3.   Important information about the Company, the SPV, and more generally about investments through the Platform, is available on the Platform. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in the SPV.

4.   The SPV will offer membership interests **("Interests")** in that SPV pursuant to Regulation Crowdfunding under the Act.

5.   You hereby agree that each time you make an investment in the SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

II.   **Definitions**. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1.   "**Investor**" and "**you**" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

2.   "**Company Information**" means:

2.1   The information on the Honeycomb Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined herein) is responsible for the adequacy, completeness, or accuracy of this information;

2.2   The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

2.3   The Company's Subscription Agreement;

2.4   The Company Organizational Documents;

2.5 The SPV Operating Agreement; and

2.6 This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV.

3 "**Honeycomb Parties**" or "**Honeycomb Party**" means Honeycomb Credit, Inc., Honeycomb Portal, LLC, Honeycomb SMB, LLC, or HONEYCOMB SPV, LLC, and any of their respective affiliates, directors, managers, officers, shareholders, members, employees, agents, or representatives.

III.   INVESTOR'S REPRESENTATIONS AND COVENANTS
3.

1.   Investor's Review of Information and Investment Decision

1.1 The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

1.2 The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Platform, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the Honeycomb Parties, the SPV, any administrator appointed from time to time with respect to the SPV (the "**Administrator**"), any lead investor appointed from time to time with respect to the SPV, if any, (the "**Lead Investor**"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

1.3 The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on Honeycomb.com.

1.4 The Investor understands and agrees that no Honeycomb Party shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Platform, and materials distributed to the Investor by the SPV on behalf of a Company.

1.5 The Investor represents and agrees that no Honeycomb Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

1.6 Investor understands that no Honeycomb Party is an adviser to Investor, and that

Investor is not an advisory or other client of any Honeycomb Party.

1.7   The Investor is not relying on any Honeycomb Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.8   The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2.   Investor's Representations Related To Investment in a SPV.

2.1.   The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2.   The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3.   The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4.   Each Investor hereby irrevocably designates, appoints and authorizes Honeycomb SPV LLC to act as the initial administrator for such Investor and to execute and deliver or accept on behalf of each of the Investor any documents necessary to give effect to the transactions contemplated by this Agreement. Each Investor hereby irrevocably authorizes the Administrator to take such action on its behalf under the provisions of this Agreement and the SPV Operating Agreement, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrator by the terms hereof, together with such powers as are reasonably incidental thereto. Administrator agrees to act as the Administrator on behalf of the Investors to the extent provided in the SPV Operating Agreement.

2.5. Pursuant to the requirements of Treas. Reg.§ 301.6109-l(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. The Administrator Has The Right To Reject Any Subscription, In Whole Or In Part.

3.1. The Investor understands that the value of all investments in any SPV made through individual retirement accounts **("IRAs")** must be less than 25% of the value of the SPV's assets.

3.2. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

    a. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

    b. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

    c. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

    d. The Plan's purchase and holding of an Interest will not constitute a non exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code, or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. No Honeycomb Party nor any of their affiliates, agents, or employees:

<blockquote>

(i)   exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest,

(ii)   renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or

(iii)   is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

</blockquote>

e. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

f. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Internal Revenue Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.3. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. <u>The Correctness And Accuracy Of All Information Provided By Investor To The Company Or The SPV.</u>

4.1 The Investor confirms that all information and documentation provided to the Company, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Honeycomb Parties of such changes via the Platform. The Investor agrees and covenants that they or it will maintain accurate and up-todate contact information (including email and mailing address) on the Platform and will promptly update such information in the event it changes or is no longer accurate.

4.2 The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the Company, the SPV, and any Administrator in determining compliance with applicable laws, and shall survive the Investor's admission as a Member of the SPV.

4.3 All information that the Investor has provided to the Company, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. The Honeycomb Parties' Right To Use Investor Information.

5.1 The Investor agrees and consents to the Honeycomb Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

   a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

   b. for any other specific purposes where the Investor has given specific consent to do so;

   c. to carry out statistical analysis, market research, and tracking of investment performance over time;

   d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

   e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

   f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the Company, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

   g. for other legitimate business of the Company, the SPV, any Administrator, or any Lead Investor.

5.2 The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3 The Investor agrees and consents to disclosure by the Company, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4   The Investor authorizes the Company, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. <u>Key Risk Factors</u>

6.1   The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2   The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a **"Liquidation Event").** An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3   The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4   The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5   The Investor understands and agrees that the SPV was formed by and is operated by Honeycomb SPV, LLC on behalf of the Company as a crowdfunding vehicle consistent with and pursuant to the terms and conditions set forth in 17 C.F.R. § 270.3a-9.

6.6   The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Honeycomb Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.7 The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through the Platform. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Honeycomb Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Honeycomb Party gives any warranties in relation to these matters.

6.8 The Investor understands and agrees that if he, she, they, or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she, they, or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.9 The Investor understands and agrees that if he, she, they, or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) - (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the SPV and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the SPV or any Administrator, it will provide such information as the SPV or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor.

8. **Regulatory Provisions**

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the **"Code"**) or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. Additional Investor Representations and Covenants

4.

i. Indemnification

a. The Investor agrees to indemnify and hold harmless the Company, SPV and any Administrator, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

b. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

c. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the SPV Operating Agreement, and Regulation Crowdfunding.

d. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

e. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

f. Counsel. The Investor understands (a) that legal counsel to the Honeycomb Parties is not legal counsel to the SPV or any Investor by virtue of its investment in the SPV, (b) that no independent counsel has been retained by any Honeycomb Party or the Company to represent the SPV or Investors in the SPV; (c) that no Honeycomb Party, including its counsel, has independently verified any factual assertions made in the Company Information or on the Platform; and (d) that no Honeycomb Party, including its counsel, is responsible for the SPV's compliance with its investment program or applicable law.

g. Power of Attorney. The Investor hereby appoints each of the Company and Honeycomb SPV, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

5.

- the organizational documents to form the SPV under the laws of the State where the Company is organized, as well as any required amendments;

- the SPV Operating Agreement and any duly adopted amendments;

- any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the SPV; and

- any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

h. This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the SPV or upon the liquidation or termination of the the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the SPV, and any Administrator taken in good faith under this power of attorney.

9.2. **Confidentiality.**
   a. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the **"Confidential Information")** that the Investor may receive pursuant to or in accordance with the use of the Platform, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV or any Administrator (the **"Affected Parties"**).

   b. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, **"Advisers"),** except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

   c. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

   d. The Investor agrees that the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this section, and that monetary damages would not be sufficient to compensate or make whole the SPV and the SPV services providers for any such breach. Accordingly the Investor agrees that the SPV and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

MISCELLANEOUS PROVISIONS

6. Amendments. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Company on behalf of the SPV and the Investors holding at least a majority of the then outstanding amount of Interests in the SPV.

7. Assignability and Transferability. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and the Administrator, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or the Administrator may reasonably request. To the extent possible, such notice shall be provided through the Platform. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or the Administrator, in their discretion. Investor further acknowledges that pursuant to the SPV Operating Agreement, the Administrator, may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

8. Repurchase. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of the Administrator.

9.   Governing Law; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the Commonwealth of Pennsylvania. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the SPV Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the Commonwealth of Pennsylvania located in Allegheny County or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the Western District of Pennsylvania; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the Commonwealth of Pennsylvania located in Allegheny County or in the courts of the United States located in the Western District of Pennsylvania and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

10.   Severability. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

11.   Headings. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

12.   General. This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

EXHIBIT D – REVIEWED FINANCIAL STATEMENTS

EXHIBIT C – OFFIC

I certify that the financial condition of Allegheny Spirits Inc. expressed in this Form C is accurate, true, and complete in all material respects. As this is a startup business, there are no financial statements to review. I certify that all statements of fact about the Company included in this Form C are accurate and complete to the best of my knowledge.

[signature] Timothy Russell

____

Timothy Russell

Allegheny Spirits Inc.

EXHIBIT D – REVIEWED FINANCIAL STATEMENTS



WILKE CPAs & Advisors

ALLEGHENY SPIRITS, INC
AND SUBSIDIARIES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2023 AND 2022

ALLEGHENY SPIRITS, INC AND SUBSIDIARIES

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Allegheny Spirits, Inc. and Subsidiaries
Pittsburgh, Pennsylvania

We have reviewed the accompanying consolidated financial statements of Allegheny Spirits, Inc. and Subsidiaries (hereinafter referred to as the Company), which comprise the consolidated balance sheet as of December 31, 2023 and 2022, and the related consolidated statements of operations and members' (deficit) equity and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Allegheny Spirits, Inc., and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America

Wilke CPAs & Advisors, LLP / 1721 Cochran Road / Suite 200 / Pittsburgh, PA 15220-1002
Phone: (412) 278 2200 / Fax: (412) 278 1998 / Toll Free: (877) 208 2200 / www.wilkecpa.com

Supplementary Information

The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such matters.

Wilke CPAs & Advisors, LLP

Wilke CPAs & Advisors, LLP
Pittsburgh, Pennsylvania

December 11, 2024

FINANCIAL STATEMENTS

ALLEGHENY SPIRITS, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2023 AND 2022

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 261,679	$ 1,061,737
Loan to shareholder	400,000	400,000
Inventory	25,219	-
Security deposit	9,500	9,500
TOTAL CURRENT ASSETS	696,398	1,471,237
FIXED ASSETS		
Building and land	1,947,835	1,947,834
Office furniture and equipment	846,923	842,505
Building improvements	92,905	92,905
Vehicles	93,267	93,267
	2,980,930	2,976,511
Accumulated depreciation	(446,614)	(276,175)
NET FIXED ASSETS	2,534,316	2,700,336
INTANGIBLE ASSETS		
Loan fees, net of amortization	32,230	30,783
NET INTANGIBLE ASSETS	32,230	30,783
OTHER ASSETS		
Construction in Process	2,193,043	-
Operating lease right of use asset	1,206,975	1,248,090
TOTAL OTHER ASSETS	3,400,018	1,248,090
TOTAL ASSETS	$ 6,662,962	$ 5,450,446

See accompanying notes and independent accountants' review report.

-3-

LIABILITIES AND MEMBERS' (DEFICIT) EQUITY

CURRENT LIABILITIES				
Accrued liabilities	$	12,853	$	61,052
Current portion of note payable		810,548		92,259
Current portion of operating lease liability		46,262		42,614
TOTAL CURRENT LIABILITIES		869,663		195,925
LONG-TERM LIABILITIES				
Notes payable		4,765,164		3,833,015
Operating lease liability		1,164,163		1,210,425
TOTAL LONG-TERM LIABILITIES		5,929,327		5,043,440
TOTAL LIABILITIES		6,798,990		5,239,365
MEMBERS' (DEFICIT) EQUITY		(136,028)		211,081
TOTAL LIABILITIES AND MEMBERS' (DEFICIT) EQUITY	$	6,662,962	$	5,450,446

ALLEGHENY SPIRITS, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND MEMBERS (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	Percent	2022	Percent
REVENUES	$1,651,112	100.00 %	$1,646,289	100.00 %
COST OF GOODS SOLD				
Supplies and material	337,919	20.47	475,447	28.88
Payroll taxes and benefits	699	0.04	-	-
COST OF GOODS SOLD	338,618	20.51	475,447	28.88
GROSS PROFIT	1,312,494	79.49	1,170,842	71.12
OPERATING EXPENSES	1,678,861	101.68	1,343,331	81.60
NET LOSS FROM OPERATIONS	(366,367)	(22.19)	(172,489)	(10.48)
OTHER INCOME (EXPENSE)				
Other income	5,724	0.35	3,796	0.23
PPP forgiveness	-	-	59,700	3.63
Interest income	130	0.01	809	0.05
Interest expense	(112,597)	(6.82)	(140,718)	(8.55)
TOTAL OTHER EXPENSE	(106,743)	(6.46)	(76,413)	(4.64)
NET LOSS	(473,109)	(28.65) %	(248,902)	(15.12) %
MEMBERS' EQUITY - BEGINNING OF YEAR	211,082		269,703	
DISTRIBUTIONS	(18,000)		(257,447)	
CONTRIBUTIONS	-		447,727	
MEMBERS' EQUITY - END OF YEAR	$ (280,028)		$ 211,081	

ALLEGHENY SPIRITS, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (473,109)	$ (248,902)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	170,439	19,195
Amortization	180	-
Amortization of right of use asset	41,115	(1,248,090)
(Increase) decrease in assets:		
Inventory	(25,219)	-
Loan fees	(1,627)	(30,783)
Security deposits	-	(9,500)
Loan to shareholder	-	(400,000)
Increase (decrease) in liabilities:		
Accounts payable	424	-
Credit cards payable	14,150	21,076
Sales tax payable	3,610	53,599
Payroll Liabilities	(66,383)	9,578
Shareholder loan	-	(442)
Principal payments on operating lease liability	(42,614)	1,253,039
NET CASH PROVIDED BY OPERATING ACTIVITIES	(379,034)	(581,230)
CASH FLOWS FROM INVESTING ACTIVITIES		
Work in process-production	(2,193,043)	-
Acquisition of fixed assets	(4,419)	(2,423,944)
NET CASH USED BY INVESTING ACTIVITIES	(2,197,462)	(2,423,944)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan proceeds- note payable	1,730,000	3,235,011
Principal payments- note payable	(79,562)	(74,461)
Member/stockholder distributions	126,000	250,207
NET CASH USED BY FINANCING ACTIVITIES	1,776,438	3,410,757
NET INCREASE IN CASH AND CASH EQUIVALENTS	(800,058)	405,583
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	1,061,737	656,154
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 261,679	$ 1,061,737
SUPPLEMENTAL DISCLOSURES		
Cash paid for interest	$ 112,597	$ 112,597
Non-cash financing transactions excluded from the body of the cash flow statement:		
Right of use asset and operating lease liability	$ 1,206,975	$ 1,206,975

See accompanying notes and independent accountants' review report

NOTE A – NATURE OF OPERATIONS

Allegheny Spirits, Inc. (a Pennsylvania corporation) and Subsidiaries include the accounts of Allegheny Distilling, LLC and 5372 Enterprise Group, LLC, both Pennsylvania limited liability companies. Allegheny Distilling, LLC is a manufacturer of commercial alcoholic beverages, currently serving customers in the western Pennsylvania area. 5372 Enterprise Group, LLC is a real estate entity which owns the property where Allegheny Distilling, LLC manufactures alcoholic beverages.

In November 2024, a reorganization of the company structure was completed with the formation of Allegheny Spirits, Inc. Allegheny Spirits, Inc. is the parent entity and sole member of Allegheny Distilling, LLC and 5372 Enterprise Group, LLC. The presentation of these financial statements reflects this organizational structure. However, Allegheny Spirits, Inc. has no activity to report prior to its formation in November 2024 and, as of the independent accountants' review report date, has yet to hold any financial assets or shareholders' equity.

These consolidated financial statements include the above accounts (hereinafter referred to as the Company). All significant intercompany transactions and account balances have been eliminated in consolidation.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. The tax returns for the Company are prepared under the accrual basis of accounting and, depreciation can be accelerated for income tax return purposes.

Cash and Cash Equivalents:
Cash includes currency on hand and demand deposits with financial institutions. Cash equivalents are short-term, highly liquid investments readily convertible to known amounts of cash, with a stated maturity of three months or less. The Company maintains its cash and cash equivalents with financial institutions which management considers being of high quality. However, at times, such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit. At December 31, 2023 and 2022 the Company had $19,868 and $373,660 in uninsured cash.

Fair Value Measurements:
The carrying values of financial instruments that are current assets or current liabilities are reasonable estimates of the fair value given its short-term nature. Long-term notes are not measured at fair value given the nature of the notes and lack of any derivative applicability.

NOTE A – NATURE OF OPERATIONS (CONTINUED)

Property and Equipment:
Property and equipment are stated at cost. The Company utilizes the straight-line method of depreciation for financial reporting purposes at rates based on the following estimated useful lives of the assets:

Building and land	40 years
Building improvements	40 years
Office furniture and equipment	5 – 10 years
Vehicles	5 years

Repairs and maintenance, which do not extend the lives of the applicable assets, are charged to expense as incurred. Gain or loss resulting from retirement or other disposition of assets is included in income. Depreciation expense for the year ended December 31, 2023 and 2022 was $170,439 and $79,122.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences may be material.

The Company uses two significant estimates that could reasonably change in the near term. These estimates are the depreciation methods and lives, which could change the carrying value of office furniture and equipment, computer software and leasehold improvements; and the cost estimations used to recognize pre-billed media costs, which could affect the expected net revenue on these contracts.

Compensated Absences:
There were no accrued compensated absences recorded on the books as of December 31, 2023 and 2022. The Company expenses vacation pay as paid. If vacation benefits were accrued as earned it would not have a material effect on the financial statements.

Advertising Costs:
Public relations and advertising costs are expensed as incurred. Public relations and advertising expense for the year ended December 31, 2023 and 2022 was $6,586 and $12,577.

Income Taxes:
The Company follows the provisions of FASB ASC 740-10-25-6 *Income Taxes, Basic Recognition Threshold*, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740-10-25-6 requires the evaluation of tax positions taken by the Company and to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. As of December 31, 2023, no tax position taken by the Company would be subject to this provision.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued):

Allegheny Spirits, Inc. (Parent) is a C corporation as of November 27, 2024. Allegheny Distilling, LLC was taxed as an S corporation and accordingly, incurs no income tax at the entity level. 5372 Enterprise, LLC was taxed as a partnership and accordingly, incurs no income tax at the entity level.

Allegheny Spirits, Inc. (Parent) files income tax returns in the U.S. federal, and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2021.

The Company follows the provisions of FASB ASC 740-10-15-2 and 15-3 *Income Taxes*, which states that deferred income taxes should be measured by using the enacted federal tax rates expected to apply to taxable income in the periods in which the net operating losses increased or decreased.

As there is no activity at the corporation level prior to November 2024, there is no provision included for income tax for the years ended December 31, 2023 and 2022.

Revenue Recognition:
The Company has two major revenue categories, sales of alcoholic beverages and rental income. Revenue and cost of goods sold are recognized when the finished goods are moved from inventory and shipped to the customers.

Revenues of its contract packaging segment are recognized and billed as conversion productions is completed. The Company stores the product until shipment is requested by the customer.

Additionally, the Company accounts for the conversation of materials supplied by a customer to finished product as net conversion revenues.

NOTE C – NOTES PAYABLE

Note Payable #1:
During 2021, the Company entered into a note payable agreement with a financial institution requiring monthly payments of $2,001 which includes fixed interest of 3.75%, secure by the Company's assets. The final payment is due April 2032.

Future payments are as follows:

Year Ending December 31,	2023	2022
2023	-	24,015
2024	24,015	24,015
2025	24,015	24,045
2026	24,015	24,015
2027	24,015	24,015
2028	24,015	-
Thereafter	82,044	137,832
	$ 202,119	$ 257,937

NOTE C – NOTES PAYABLE (CONTINUED)

Note Payable #2:
During 2023, the Company entered into a note payable agreement with a financial institution requiring monthly payments of interest only at a rate of 9.75%, secure by the Company's assets. A final payment is due on February 17, 2024 which will include all accrued interest and principal and is included with current liabilities. This note was paid in full as of the independent accountants' review report date.

Note Payable #3:
During 2023, the Company entered into a note payable agreement with a financial institution requiring monthly payments of $6,644 which includes fixed interest of 7% for 5 years and will be repriced in years 5, 10 and 15 at +3.5% with a floor rate of 7%, secure by the Company's assets. The final payment is due January 2044.

Future payments are as follows:

Year Ending December 31,	Amount
2024	78,042
2025	79,728
2026	79,728
2027	79,728
2028	79,728
Thereafter	1,174,455
	$ 1,571,409

Note Payable #4:
During 2023, the Company entered into a note payable agreement with a financial institution requiring monthly payments of $1,190 which includes fixed interest of 3% beginning August 17, 2024 for twelve months. Beginning August 17, 2025 the interest rate will increase to 6% for ninety-five payments, secure by the Company's assets. The final payment is due January 2044.

Future payments are as follows:

Year Ending December 31,	Amount
2024	-
2025	20,089
2026	25,036
2027	24,179
2028	23,321
Thereafter	186,071
	$ 278,696

NOTE C – NOTES PAYABLE (CONTINUED)

Note Payable #5:
During 2022, the Company entered into a note payable agreement with a financial institution requiring monthly payments of $6,561 which includes fixed interest of 5.58%, secure by the Company's assets. The final payment is due August 2042.

Future payments are as follows:

Year Ending December 31,	2023	2022
2023	-	78,732
2024	78,732	78,732
2025	78,732	78,732
2026	78,732	78,732
2027	78,732	78,732
2028	78,732	-
Thereafter	1,075,997	1,154,729
	$1,469,657	$1,548,389

SBA Loan #1:
During 2021, the Company assumed a note payable agreement with the US Small Business Administration under the Economic Injury Disaster Loan program. The loan calls for monthly payments of $9,535 which includes fixed interest of 3.75%, secured by the Company's assets. The final payment is due December 2052.

Future payments are as follows:

Year Ending December 31,	2023	2022
2023	-	95,350
2024	114,420	114,420
2025	114,420	114,420
2026	114,420	114,420
2027	114,420	114,420
2028	114,420	-
Thereafter	2,678,107	2,773,457
	$3,250,207	$3,326,487

NOTE C – NOTES PAYABLE (CONTINUED)

SBA Loan #2:
During 2021, the Company assumed a note payable agreement with the US Small Business Administration under the Economic Injury Disaster Loan program. The loan calls for monthly payments of $9,535 which includes fixed interest of 3.75%, secured by the Company's assets. The final payment is due November 2047.

Future payments are as follows:

Year Ending December 31,	2023 Amount	2022 Amount
2023	-	63,270
2024	63,270	63,270
2025	63,270	63,270
2026	63,270	63,270
2027	63,198	63,270
2028	62,407	-
Thereafter	1,140,652	1,203,059
	$1,456,067	$1,519,409

NOTE D – LEASING ACTIVITIES

In February 2016, the FASB issued ASU No. 2016-02 which became ASC Topic 842, Leases. The principle of Topic 842 is that an entity should recognize lease assets and lease liabilities on the balance sheet and disclose key information about leasing transactions. The Company began applying the new principle effective January 1, 2022. The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Smallman Street Office:
On April 1, 2019, the Company entered into a lease agreement for the office space at 3212 A Smallman Street. The lease contains a renewal option which are usually exercised in the ordinary course of business. On April 1, 2023, the Company entered into a three-year renewal which expires March 31, 2025.

McLaughlin Run Road Warehouse:
On August 4, 2022 the Company entered into twenty-five years and four month lease for warehouse 1387 McLaughlin Run Road which expires December 31, 2047. The lease contains an additional five-year renewal option.

NOTE D – LEASING ACTIVITIES (CONTINUED)

Smallman Street Office:

The schedule of future minimum lease payments for the Smallman Street office is as follows:

Year ending December 31,	2023	2022
2023	$ -	$ 29,700
2024	30,900	30,900
2025	7,800	7,800
2026	-	-
2027	-	-
2028	-	-
Thereafter	-	-
Total lease payments	$ 38,700	$ 68,400
Less: interest	(1,391)	(4,255)
Present value of operating lease liability	$ 37,309	$ 64,145

As of December 31, 2023 and 2022, the right-of-use (ROU) asset has a balance of $37,309 and $64,145 as shown in noncurrent assets on the balance sheet; the lease liability is included in current liabilities ($29,580) and ($26,836) and other long-term liabilities ($7,729) and ($37,309). The lease asset and liability were calculated utilizing the risk-free discount rate (5.58%) and (5.58%), according to Company policy. The weighted average remaining lease term and weighted average discount rate as of December 31, 2023 and 2022 was 28.6 and 28.1 years and 5.58% and 5.58%, respectively.

McLaughlin Run Road Warehouse:

The schedule of future minimum lease payments by year is as follows:

Year ending December 31,	2023	2022
2023	$ -	$ 81,732
2024	81,732	81,732
2025	81,732	81,732
2026	81,732	81,732
2027	81,732	81,732
2028	81,732	-
Thereafter	1,912,364	1,994,095
Total lease payments	$ 2,321,024	$ 2,402,755
Less: interest	(1,147,908)	(1,213,860)
Present value of operating lease liability	$ 1,173,116	$ 1,188,895

NOTE D – LEASING ACTIVITIES (CONTINUED)

McLaughlin Run Road Warehouse (Continued):

As of December 31, 2023 and 2022, the right-of-use (ROU) asset has a balance of $1,173,116 and $1,188,895 as shown in noncurrent assets on the balance sheet; the lease liability is included in current liabilities ($16,682) and ($15,779) and other long-term liabilities ($1,156,434) and ($1,173,116). The lease asset and liability were calculated utilizing the risk-free discount rate (5.58%) and (5.58%), according to Company policy. The weighted average remaining lease term and weighted average discount rate as of December 31, 2023 and 2022 was 28.6 and 28.1 years and 5.58% and 5.58%, respectively.

The Company has short-term lease agreements for office space on Hamilton Ave.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events and determined there are no subsequent events necessary for disclosure as of the independent accountants' review report date.

SUPPLEMENTARY INFORMATION

ALLEGHENY SPIRITS, INC. & SUBSIDIARIES
SCHEDULE I-CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2023

	Allegheny Spirits, Inc	Allegheny Distilling, LLC	5372 Enterprise Group, LLC	Consolidated	Allegheny Spirits, Inc	Allegheny Distilling, LLC	5372 Enterprise Group, LLC	Consolidated Total
ASSETS								
CURRENT ASSETS								
Cash and cash equivalents	$ -	$ 260,764	$ 915	$ 261,679	$ -	$ -	$ -	$ 261,679
Loan to shareholder	-	400,000	-	400,000	-	-	-	400,000
Security deposit	-	9,500	-	9,500	-	-	-	9,500
Inventory	-	25,219	-	25,219	-	-	-	25,219
TOTAL CURRENT ASSETS	-	695,483	915	696,398	-	-	-	696,398
PROPERTY & EQUIPMENT								
Building and land	-	32,327	1,915,507	1,947,835	-	-	-	1,947,835
Office furniture and equipment	-	846,923	-	846,923	-	-	-	846,923
Building improvements	-	92,905	-	92,905	-	-	-	92,905
Vehicles	-	93,267	-	93,267	-	-	-	93,267
Accumulated depreciation	-	(442,768)	(3,846)	(446,614)	-	-	-	(446,614)
NET PROPERTY & EQUIPMENT	-	622,655	1,911,661	2,534,316	-	-	-	2,534,316
INTANGIBLE ASSETS								
Loan fees	-	-	32,410	32,410	-	-	-	32,410
Accumulated amortization	-	-	(180)	(180)	-	-	-	(180)
NET INTANGIBLE ASSETS	-	-	32,230	32,230	-	-	-	32,230
OTHER ASSETS								
Operating lease right of use asset	-	1,206,975	-	1,206,975	-	-	-	1,206,975
Construction in Progress	-	2,193,043	-	2,193,043	-	-	-	2,193,043
TOTAL OTHER ASSETS	-	3,400,018	-	3,400,018	-	-	-	3,400,018
TOTAL ASSETS	$ -	$ 4,718,157	$ 1,944,806	$ 6,662,962	$ -	$ -	$ -	$ 6,662,962
LIABILITIES AND MEMBERS' (DEFICIT) EQUITY								
CURRENT LIABILITIES								
Accrued liabilities	$ -	$ 12,853	$ -	$ 12,853	$ -	$ -	$ -	$ 12,853
Current portion of note payable	-	765,429	45,119	810,548	-	-	-	810,548
Current portion of operating lease liability	-	46,262	-	46,262	-	-	-	46,262
TOTAL CURRENT LIABILITIES	-	824,544	45,119	869,663	-	-	-	869,663
LONG-TERM DEBT								
Note payable	-	3,136,013	1,629,151	4,765,164	-	-	-	4,765,164
Operating lease liability	-	1,164,163	-	1,164,163	-	-	-	1,164,163
TOTAL LONG-TERM DEBT	-	4,300,176	1,629,151	5,929,327	-	-	-	5,929,327
MEMBERS'(DEFICIT) EQUITY	-	(406,564)	270,536	(136,028)	-	-	-	(136,028)
TOTAL LIABILITIES AND MEMBERS' (DEFICIT) EQUITY	$ -	$ 4,718,157	$ 1,944,806	$ 6,662,962	$ -	$ -	$ -	$ 6,662,962

ALLEGHENY SPIRITS, INC. & SUBSIDIARIES
SCHEDULE II-CONSOLIDATING STATEMENTS OF OPERATIONS
AND MEMBERS' (DEFICIT) EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Allegheny Spirits, Inc	Allegheny Distilling, LLC	5372 Enterprise Group, LLC	Consolidated	Eliminations	Consolidated Total	Pct.
REVENUES							
Sales	$ -	$ 1,651,112	$ -	$ 1,651,112	$ -	$ 1,651,112	100.00
Rental income	-	-	144,000	144,000	(144,000)	-	- %
TOTAL REVENUE	$ -	$ 1,651,112	$ 144,000	$ 1,795,112	$ (144,000)	$ 1,651,112	100.00
COST OF REVENUES							
Supply and material	-	337,919	-	337,919	-	337,919	20.47
Payroll taxes and benefits	-	699	-	699	-	699	0.04
TOTAL COST OF REVENUE	-	338,618	-	338,618	-	338,618	20.51
GROSS PROFIT	-	1,312,494	144,000	1,456,494	(144,000)	1,312,494	79.49
OPERATING EXPENSES							
Bank Service Fees	-	22,289	186	22,475	-	22,475	1.36
Loan Fees	-	-	5,968	5,968	-	5,968	0.36
Real Estate Taxes	-	4,271	-	4,271	-	4,271	0.26
Amortizaion	-	-	180	180	-	180	0.01
Advertising and Promotions	-	6,586	-	6,586	-	6,586	0.40
Automobile Expense	-	3,481	-	3,481	-	3,481	0.21
Business Licenses and Permits	-	7,853	-	7,853	-	7,853	0.48
Computer and Internet Expenses	-	12,535	-	12,535	-	12,535	0.76
Depreciation	-	166,593	3,846	170,439	-	170,439	10.32
Dues & Subscriptions	-	2,356	-	2,356	-	2,356	0.14
Events Fees	-	17,058	-	17,058	-	17,058	1.03
Employee Benefits	-	18,857	-	18,857	-	18,857	1.14
Insurance	-	47,479	-	47,479	-	47,479	2.88
Meals and Entertainment	-	1,545	-	1,545	-	1,545	0.09
Office Supplies	-	8,529	-	8,529	-	8,529	0.52
Professional Fees	-	61,188	-	61,188	-	61,188	3.71
Rent	-	199,058	-	199,058	(144,000)	55,058	3.33
Repairs & Maintenance	-	14,750	-	14,750	-	14,750	0.89
Research & Development	-	12,269	-	12,269	-	12,269	0.74
Shipping & Handling	-	4,691	-	4,691	-	4,691	0.28
Tasting Room Supplies	-	70,082	-	70,082	-	70,082	4.24
Taxes	-	48,328	-	48,328	-	48,328	2.93
Tools & Equipment	-	17,646	-	17,646	-	17,646	1.07
Travel	-	22,073	-	22,073	-	22,073	1.34
Utilities	-	52,238	-	52,238	-	52,238	3.16
Payroll	-	762,466	-	762,466	-	762,466	46.18
Payroll taxes	-	59,444	-	59,444	-	59,444	3.60
Donations	-	4,563	-	4,563	-	4,563	0.28
Restaurant supplies	-	20,352	-	20,352	-	20,352	1.23
Telephone	-	100	-	100	-	100	0.01
TOTAL OPERATING EXPENSES	-	1,668,681	10,180	1,678,861	(144,000)	1,514,409	92.96
NET INCOME (LOSS) FROM OPERATIONS	-	(356,186)	133,820	(222,367)	-	(201,915)	(12.23)
OTHER INCOME (EXPENSES)							
Other income	-	5,724	-	5,724	-	5,724	0.35
PPP forgiveness	-	-	-	-	-	-	-
Interest income	-	-	130	130	-	130	0.01
Interest expense	-	(20,969)	(91,628)	(112,597)	-	(112,597)	(6.82)
TOTAL OTHER INCOME (EXPENSE)	-	(15,245)	(91,498)	(106,743)	-	(106,743)	(6.46)
NET (LOSS) INCOME	-	(371,431)	42,322	(329,109)	-	(308,658)	(18.69)
MEMBERS' (DEFICIT) EQUITY - BEGINNING OF YEAR	-	(25,133)	236,214	211,082	-	177,246	
DISTRIBUTIONS	-	(10,000)	(8,000)	(18,000)	-	(18,000)	
CONTRIBUTIONS	-	-	-	-	-	-	
YEAR	$ -	$ (406,564)	$ 270,536	$ (136,028)	$ -	$ (149,412)	

ALLEGHENY SPIRITS, INC. & SUBSIDIARIES
SCHEDULE III-CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2022

	Allegheny Spirits, Inc	Allegheny Distilling, LLC	5372 Enterprise Group, LLC	Consolidated	Allegheny Spirits, Inc	Allegheny Distilling, LLC	5372 Enterprise Group, LLC	Consolidated Total
ASSETS								
CURRENT ASSETS								
Cash and cash equivalents	$ -	$ 1,054,765	$ 6,972	$ 1,061,737	$ -	-	-	$ 1,061,737
Loan to shareholder	-	400,000	-	400,000	-	-	-	400,000
Security deposit	-	9,500	-	9,500	-	-	-	9,500
TOTAL CURRENT ASSETS	-	1,464,265	6,972	1,471,237	-	-	-	1,471,237
PROPERTY & EQUIPMENT								
Building and land	-	32,327	1,915,507	1,947,834	-	-	-	1,947,834
Office furniture and equipment	-	842,505	-	842,505	-	-	-	842,505
Building improvements	-	92,905	-	92,905	-	-	-	92,905
Vehicles	-	93,267	-	93,267	-	-	-	93,267
Accumulated depreciation	-	(276,175)	-	(276,175)	-	-	-	(276,175)
NET PROPERTY & EQUIPMENT	-	784,829	1,915,507	2,700,336	-	-	-	2,700,336
INTANGIBLE ASSETS								
Loan fees	-	-	30,783	30,783	-	-	-	30,783
NET INTANGIBLE ASSETS	-	-	30,783	30,783	-	-	-	30,783
OTHER ASSETS								
Operating lease right of use asset	-	1,248,090	-	1,248,090	-	-	-	1,248,090
TOTAL OTHER ASSETS	-	1,248,090	-	1,248,090	-	-	-	1,248,090
TOTAL ASSETS	$ -	$ 3,497,184	$ 1,953,262	$ 5,450,446	$ -	$ -	$ -	$ 5,450,446
LIABILITIES AND MEMBERS' EQUITY								
CURRENT LIABILITIES								
Accrued liabilities	$ -	$ 61,052	$ -	61,052	$ -	-	-	$ 61,052
Current portion of note payable	-	49,522	42,737	92,259	-	-	-	92,259
Current portion of operating lease liability	-	42,614	-	42,614	-	-	-	42,614
TOTAL CURRENT LIABILITIES	-	153,188	42,737	195,925	-	-	-	195,925
LONG-TERM DEBT								
Note payable	-	2,158,704	1,674,311	3,833,015	-	-	-	3,833,015
Operating lease liability	-	1,210,425	-	1,210,425	-	-	-	1,210,425
TOTAL LONG-TERM DEBT	-	3,369,129	1,674,311	5,043,440	-	-	-	5,043,440
MEMBERS' EQUITY	-	(25,133)	236,214	211,081	-	-	-	211,081
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -	$ 3,497,184	$ 1,953,262	$ 5,450,446	$ -	$ -	$ -	$ 5,450,446

ALLEGHENY SPIRITS, INC. & SUBSIDIARIES
SCHEDULE III-CONSOLIDATING STATEMENTS OF OPERATIONS
AND MEMBERS' (DEFICIT) EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Allegheny Spirits, Inc	Allegheny Distilling, LLC	5372 Enterprise Group, LLC	Consolidated	Eliminations	Consolidated Total	Pct.
REVENUES							
Sales	$ -	$ 1,603,380	$ -	$ 1,603,380		$ 1,603,380	100.00
Rental income	-	-	42,909	42,909	(42,909)	-	- %
TOTAL REVENUE	$ -	$ 1,603,380	$ 42,909	$ 1,646,289	$ (42,909)	$ 1,603,380	100.00
COST OF REVENUES							
Supply and material	-	475,447	-	475,447	-	475,447	29.65
GROSS PROFIT	-	1,127,933	42,909	1,170,842	(42,909)	1,127,933	70.35
OPERATING EXPENSES							
Bank Service Fees	-	28,627	68	28,695	-	28,695	1.79
Loan Fees	-	-	633	633	-	633	0.04
Real Estate Taxes	-	-	26,106	26,106	-	26,106	1.63
Advertising and Promotions	-	12,577	-	12,577	-	12,577	0.78
Automobile Expense	-	7,158	-	7,158	-	7,158	0.45
Business Licenses and Permits	-	3,966	-	3,966	-	3,966	0.25
Computer and Internet Expenses	-	5,111	-	5,111	-	5,111	0.32
Depreciation	-	79,122	-	79,122	-	79,122	4.93
Dues & Subscriptions	-	2,073	-	2,073	-	2,073	0.13
Events Fees	-	11,626	-	11,626	-	11,626	0.73
Employee Benefits	-	15,130	-	15,130	-	15,130	0.94
Insurance	-	38,988	-	38,988	-	38,988	2.43
Meals and Entertainment	-	9,851	-	9,851	-	9,851	0.61
Office Supplies	-	6,641	-	6,641	-	6,641	0.41
Professional Fees	-	74,829	-	74,829	-	74,829	4.67
Rent	-	129,570	-	129,570	(42,909)	86,661	5.40
Repairs & Maintenance	-	8,277	-	8,277	-	8,277	0.52
Research & Development	-	2,226	-	2,226	-	2,226	0.14
Shipping & Handling	-	10,390	-	10,390	-	10,390	0.65
Tasting Room Supplies	-	53,884	-	53,884	-	53,884	3.36
Taxes	-	43,203	-	43,203	-	43,203	2.69
Tools & Equipment	-	12,704	-	12,704	-	12,704	0.79
Travel	-	39,068	-	39,068	-	39,068	2.44
Utilities	-	48,364	-	48,364	-	48,364	3.02
Outside Services	-	182	-	182	-	182	0.01
Payroll	-	595,576	-	595,576	-	595,576	37.15
Payroll taxes	-	53,651	-	53,651	-	53,651	3.35
Donations	-	23,730	-	23,730	-	23,730	1.48
TOTAL OPERATING EXPENSES	-	1,316,524	26,807	1,343,331	(42,909)	1,300,422	81.11
NET INCOME (LOSS) FROM OPERATIONS	-	(188,591)	16,102	(172,489)	-	(172,489)	(10.76)
OTHER INCOME (EXPENSES)							
Other income	-	3,796	-	3,796	-	3,796	0.24
PPP forgiveness	-	59,700	-	59,700	-	59,700	3.72
Interest income	-	799	10	809	-	819	0.05
Interest expense	-	(106,873)	(33,845)	(140,718)	-	(174,563)	(10.89)
TOTAL OTHER INCOME (EXPENSE)	-	(42,578)	(33,835)	(76,413)	-	(110,248)	(6.88)
NET LOSS	-	(231,169)	(17,733)	(248,902)	-	(282,737)	(17.63)
MEMBERS' EQUITY - BEGINNING OF YEAR	-	269,703	-	269,703	-	269,703	
DISTRIBUTIONS	-	(67,947)	(189,500)	(257,447)	-	(257,447)	
CONTRIBUTIONS	-	4,280	443,447	447,727	-	447,727	
MEMBERS' (DEFICIT) EQUITY - END OF YEAR	$ -	$ (25,133)	$ 236,214	$ 211,081	$ -	$ 177,246	